UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RICE ENERGY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

762760106

(CUSIP Number)

JANUARY 24, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 762760106

1	Name of Reporting Person: Quantum V Investment Partners
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 16,849,325 (1)(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 16,849,325 (1)(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,849,325 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.9% (3)
12	Type of Reporting Person OO (General Partnership)

(1)	Represents the number of shares of common stock (“Common Stock”) of Rice Energy Inc. (the “Issuer”) issuable upon the redemption of all of the common units (“Common Units”) in Rice Energy Operating LLC (“REO”) held by Quantum V Investment Partners (“Quantum V”) and all of the shares of Class A Preferred Stock (as defined below) held by Quantum V. Quantum V holds 16,849.325 shares of Class A Preferred Stock of the Issuer (“Class A Preferred Stock”). Each 1/1000th of a share of Class A Preferred Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Common Units are redeemable (together with 1/1000th of a share of Class A Preferred Stock) at any time and from time to time for an equal number of shares of Common Stock or, at the election of REO, a cash payment equal to the volume-weighted average closing price of one share of Common Stock for the five trading days prior to and including the last full trading day immediately prior to the date that a member delivers a notice of redemption. Upon the exercise of the redemption right, the Issuer may, at its option, effect a direct exchange of the Common Units (and the corresponding shares of Class A Preferred Stock (or fractions thereof)) from the redeeming member of REO.
(2)	Pursuant to that certain Third Amended and Restated Limited Liability Company Agreement of REO dated October 19, 2016 (the “REO LLC Agreement”), 8,424,662.5 of the Common Units held by Quantum V were not redeemable for shares of Common Stock until December 25, 2016 and the remaining 8,424,662.5 Common Units held by Quantum V were not redeemable for shares of Common Stock until January 24, 2017.
(3)	Based on 202,591,251 shares of Common Stock, 40,000 shares of Class A Preferred Stock and 40,000,000 Common Units issued and outstanding as of November 1, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2016, such shares of Class A Preferred Stock and Common Units convertible into 40,000,000 shares of Common Stock subject to the terms and conditions of the REO LLC Agreement.

CUSIP NO. 762760106

1	Name of Reporting Person: QEM V, LLC (1)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 16,849,325 (1)(2)(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 16,849,325 (1)(2)(3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,849,325 (1)(2)(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.9% (4)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	QEM V, LLC (“QEM V”) is the sole managing partner of Quantum V. Therefore, QEM V may be deemed to share voting and dispositive power over the securities held by Quantum V and may also be deemed to be the beneficial owner of such securities.
(2)	Represents the number of shares of Common Stock of the Issuer issuable upon the redemption of all of the Common Units in REO held by Quantum V and all of the shares of Class A Preferred Stock held by Quantum V. Quantum V holds 16,849.325 shares of Class A Preferred Stock of the Issuer. Each 1/1000th of a share of Class A Preferred Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Common Units are redeemable (together with 1/1000th of a share of Class A Preferred Stock) at any time and from time to time for an equal number of shares of Common Stock or, at the election of REO, a cash payment equal to the volume-weighted average closing price of one share of Common Stock for the five trading days prior to and including the last full trading day immediately prior to the date that a member delivers a notice of redemption. Upon the exercise of the redemption right, the Issuer may, at its option, effect a direct exchange of the Common Units (and the corresponding shares of Class A Preferred Stock (or fractions thereof)) from the redeeming member of REO.
(3)	Pursuant to the REO LLC Agreement, 8,424,662.5 of the Common Units held by Quantum V were not redeemable for shares of Common Stock until December 25, 2016 and the remaining 8,424,662.5 Common Units held by Quantum V were not redeemable for shares of Common Stock until January 24, 2017.
(4)	Based on 202,591,251 shares of Common Stock, 40,000 shares of Class A Preferred Stock and 40,000,000 Common Units issued and outstanding as of November 1, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2016, such shares of Class A Preferred Stock and Common Units convertible into 40,000,000 shares of Common Stock subject to the terms and conditions of the REO LLC Agreement.

CUSIP NO. 762760106

1	Name of Reporting Person: S. Wil VanLoh, Jr. (1)(2)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 24,238,004 (1)(2)(3)(4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,238,004 (1)(2)(3)(4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,238,004 (1)(2)(3)(4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (5)
12	Type of Reporting Person IN

(1)	Any decision taken by Quantum V to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Quantum V has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Quantum V and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in such securities.
(2)	Quantum Energy Partners IV, LP (“QEP IV”) is the record holder of 6,660,444 Common Units of REO and 6,660.444 shares of Class A Preferred Stock that are redeemable for shares of Common Stock of the Issuer as described in Footnote 3 below. Quantum Energy Management IV, LLC (“QEM IV LLC”) is the sole general partner of Quantum Energy Management IV, LP, which is the sole general partner of QEP IV. Any decision taken by QEP IV to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by QEP IV has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by QEP IV and may also be deemed to be the beneficial owner of these securities. Q-Vantage Parallel Partners (“Q-Vantage”) is the record holder of 438,801 Common Units of REO and 438.801 shares of Class A Preferred Stock that are redeemable for shares of Common Stock as described in Footnote 3 below. QEM IV LLC is the sole general partner of Quantum Energy Management IV, LP, which is the sole managing partner of Q-Vantage. Any decision taken by Q-Vantage to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-Vantage has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Q-Vantage and may also be deemed to be the beneficial owner of these securities. QEM IV Direct Investment Partners (“QEM IV”) is the record holder of 289,434 Common Units of REO and 289.434 shares of Class A Preferred Stock that are redeemable for shares of Common Stock of the Issuer as described in Footnote 3 below. QEM IV LLC is the sole general partner of Quantum Energy Management IV, LP, which is the sole managing partner of QEM IV. Any decision taken by QEM IV to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by QEM IV has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by QEM IV and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of any such securities of the Issuer held by QEP IV, Q-Vantage and WEM IV in excess of his pecuniary interest in such securities.
(3)	Includes the number of shares of Common Stock of the Issuer issuable upon the redemption of all of the Common Units in REO held by Quantum V and all of the shares of Class A Preferred Stock held by Quantum V. Quantum V also holds 16,849.325 shares of Class A Preferred Stock of the Issuer. Each 1/1000th of a share of Class A Preferred Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Common Units are redeemable (together with 1/1000th of a share of Class A Preferred Stock) at any time and from time to time for an equal number of shares of Common Stock or, at the election of REO, a cash payment equal to the volume-weighted average closing price of one share of Common Stock for the five trading days prior to and including the last full trading day immediately prior to the date that a member delivers a notice of redemption. Upon the exercise of the redemption right, the Issuer may, at its option, effect a direct exchange of the Common Units (and the corresponding shares of Class A Preferred Stock (or fractions thereof)) from the redeeming member of REO.
(4)	Pursuant to the REO LLC Agreement, (i) 8,424,662.5 of the Common Units held by Quantum V were not redeemable for shares of Common Stock until December 25, 2016 and the remaining 8,424,662.5 Common Units held by Quantum V were not redeemable for shares of Common Stock until January 24, 2017, and (ii) 3,694,340 of the Common Units held collectively by QEP IV, Q-Vantage and QEM IV were not redeemable for shares of Common Stock until December 25, 2016 and the remaining 3,694,340 Common Units held by QEP IV, Q-Vantage and QEM IV collectively were not redeemable for shares of Common Stock until January 24, 2017.
(5)	Based on 202,591,251 shares of Common Stock, 40,000 shares of Class A Preferred Stock and 40,000,000 Common Units issued and outstanding as of November 1, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2016, such shares of Class A Preferred Stock and Common Units convertible into 40,000,000 shares of Common Stock subject to the terms and conditions of the REO LLC Agreement.

Item 1(a).	Name of issuer:

Rice Energy Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s principal executive offices:

2200 Rice Drive

Canonsburg, Pennsylvania 15317

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

(i)	Quantum V Investment Partners

(ii)	QEM V, LLC

(iii)	S. Wil VanLoh, Jr.

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person is:

1401 McKinney Street

Suite 2700

Houston, Texas 77010

Item 2(c).	Citizenship:

Quantum V Investment Partners and QEM V, LLC are each organized under the laws of the State of Delaware. S. Wil VanLoh, Jr. is a citizen of the United States.

Item 2(d).	Title of class of securities:

Common Stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP number:

762760106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2017

QUANTUM V INVESTMENT PARTNERS

By: QEM V, LLC, as sole managing partner

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

QEM V, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 3, 2017.